Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Performance Sports Group Ltd. (the “Company”)

666 Burrard Street, Suite 1700

Vancouver, British Columbia

V6C 2X8 Canada

Item 2                     Date of Material Change

June 17, 2014.

Item 3                     News Release

A press release announcing that the Company would effect a name change on June 17, 2014 was issued by the Company on June 9, 2014 through Marketwired, a copy of which has also been filed under the Company’s corporate profile on SEDAR.

Item 4                     Summary of Material Change

On June 17, 2014, the Company filed a Notice of Alteration with the British Columbia Registry Services whereupon the Company’s name change from “Bauer Performance Sports Ltd.” to “Performance Sports Group Ltd.” became effective.

Item 5                     Full Description of Material Change

5.1          Full Description of Material Change

On June 17, 2014, the Company filed a Notice of Alteration with the British Columbia Registry Services whereupon the Company’s name change from “Bauer Performance Sports Ltd.” to “Performance Sports Group Ltd.” became effective. This name change is intended to better reflect the growth of the Company with its recent strategic acquisitions and expansion into new high performance sports.

In connection with this name change, the Company’s stock symbol on the Toronto Stock Exchange changed from “BAU” to “PSG”. The Company’s common shares are now also listed under the stock symbol “PSG” on the New York Stock Exchange.

5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6                     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                     Omitted Information

Not applicable.

Item 8                     Executive Officer

Further information regarding the matters described in this report may be obtained from Amir Rosenthal, Chief Financial Officer and Executive Vice President of Finance and Administration at (603) 610-5885.

Item 9                     Date of Report

June 27, 2014.